April 23, 2020

Russell Becker
Chief Executive Officer
APi Group Corporation
c/o APi Group, Inc.
1100 Old Highway 8 NW
New Brighton, MN 55112

       Re: APi Group Corporation
           Amendment No. 1 to Form S-4
           Filed April 20, 2020
           File No. 333-237553

Dear Mr. Becker:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2020 letter.

Amendment No. 1 to Form S-4 filed April 20, 2020

APG Management's Discussion and Analysis of Financial Condition and Results of Operations
Combined Company, page 49

1. We note your response to prior comment 2 and we are unable to agree that it is appropriate to present financial information of the Successor and the Predecessor on a combined basis without reflecting all relevant pro forma adjustments required by Article
       11 of Regulation S-X. Please revise to remove the combined information throughout your filing. This comment applies to the combined results of operations, combined EBITDA, combined segment results, and combined cash flow information.
        You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
 Russell Becker
APi Group Corporation
April 23, 2020
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameRussell Becker
                                                          Division of
Corporation Finance
Comapany NameAPi Group Corporation
                                                          Office of Real Estate
& Construction
April 23, 2020 Page 2
cc:       Donn A. Beloff Esq.
FirstName LastName